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                                  United States
                        Securities and Exchange Commission
                               Washington, D.C. 20549



                                  FORM 12b-25



                             Notification of Late Filing
                                    Form 10-K




      For the Fiscal Year ended                Commission File Number
          December 31, 2000                           0-4431



 PART I - REGISTRANT INFORMATION

"REGISTRANT INFORMATION"

                               AUTO-GRAPHICS, INC.
            (Exact name of registrant as specified in its charter)


            California                     	             95-2105641
  (State or other jurisdiction of                    (I.R.S. employer
  incorporation or organization)                   identification number)



        3201 Temple Avenue
         Pomona, California                                 91768
       (Address of principal                             (Zip Code)
        executive offices)



Registrant's telephone number:  (909) 595-7204







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PART II - RULES 12b-25(b) AND (c)


[X]    (a)   The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense.


[X]   (b)   The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.


[ ]   (c)   The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

During the fiscal year ended December 31, 2000 and the two months thereafter the Registrant incurred a significant change in the Registrant's two primary accounting personnel/positions including, the Registrant's Chief Financial Officer. As a result of the transition in personnel, the Registrant requires an additional period of time for preparation and filing of the Registrant's 2000 Annual Report. The Registrant's 2000 Form 10-K Report is expected to be filed electronically on or before Tuesday, April 17, 2001.


PART IV - OTHER INFORMATION

(1) Person(s) to contact in regard to this notification:

    Robert H. Bretz, Esq. (310) 578-1957

(2) Indicate by check mark whether all reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months have been filed.

       Yes    X     No

(3) Indicate by check mark whether it is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      Yes    X      No

The Registrant reported net income for the year ended December 31, 1999 of $105,188 and has previously reported, as recently as in the quarterly report on form 10Q/A for the nine and three month periods ended September 30, 2000, that the Registrant anticipates reporting a consolidated net loss in the $750,000 to $1,000,000 range on net sales of approximately $8,390,000 for the year ended December 31, 2000.


AUTO-GRAPHICS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  3/30/00                          By /S/ Michael F. Ferguson
                                        Michael F. Ferguson, Secretary and
                                        Chief Financial Officer